SIDLEY AUSTIN LLP	BEIJING	LOS ANGELES
ONE SOUTH DEARBORN	BRUSSELS	NEW YORK
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.

dspies@sidley.com
(312) 853-4167	FOUNDED 1866
February 12, 2009
VIA EDGAR AND OVERNIGHT MAIL
Ms. Karen J. Garnett
     Assistant Director
Ms. Kristina Aberg
     Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	Superfund Gold (the “Registrant”) — Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-151632)
Dear Ms. Garnett:
     We thank the Staff for its comment letter of December 8, 2008 relating to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 6, 2008. We enclose herewith a clean courtesy copy of the Registrant’s Amendment No. 2 as filed today via EDGAR. As recently discussed, we request, and would be grateful for, an expedited review of this filing. For your convenience of reference, the comments in the December 8, 2008 letter are set forth verbatim below, together with responses thereto.
Prospectus Cover Page
1.	We note your response to our prior comment 4. Please revise the cover page to clarify, if true, that subscriptions received during the initial offering period will be held until expiration of the initial offering period and any extension of that period, and that all of those subscriptions will be filled at the initial NAV per unit. Also, please clarify whether subscribers during the initial offering period have any opportunity to revoke subscriptions before expiration of the period.

We have revised the second paragraph of the Prospectus cover page as follows:
     Superfund USA, Inc., and additional selling agents, are offering the Units for an initial offering period scheduled to end [^]at 5:00 p.m. in New York on
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Karen J. Garnett
Ms. Kristina Aberg
February 12, 2008

                                        , 2009. All subscription proceeds received during the initial offering period will be held in escrow at HSBC Bank USA until released to Superfund Gold, L.P. at the end of the initial offering period. The selling agents will use their best efforts to sell the Units but are not required to sell any particular number of Units for Units to be issued at the end of the initial offering period. The initial net asset value per Unit of a Series will be determined after the closing on investment subscriptions received during the initial offering period and will equal the dollar price per ounce of gold established by the gold pool members of the London Bullion Market Association at the London A.M. fixing on the day Superfund Gold, L.P. begins trading and investment activities which will be the next business day in New York after the end of the initial offering period. All Units issued in respect of subscriptions received during the initial offering period will be issued at the same initial net asset value. After the initial offering period, Units will be continuously offered as of the last day of each month at their net asset value, stated in [^]dollars, for transaction purposes, and ounces of gold [^]for reference. Regardless of the net asset value at which Units are issued, the initial aggregate net asset value of an investor’s Units will equal the dollar amount of the investor’s subscription, and no up-front underwriting discount or commission will be taken[^]. There is no scheduled termination date for the offering of the Units. [^]If the total amount registered pursuant to this offering of[^] Units is sold, the proceeds to Superfund Gold, L.P. will be $200,000,000 ($100,000,000 [^]per Series[^]). After the initial offering period, subscription proceeds will be held in escrow at HSBC Bank USA until released to Superfund Gold, L.P. at the end of each month, and there is no minimum number or dollar amount of Units that must be sold for Units to be issued as of the end of any month. Subscriptions for Units become irrevocable five business days after submission to your selling agent.
     It is Registrant’s intent that the initial offering period run for approximately four to six weeks, depending on the date of effectiveness of the Registration Statement, with trading to begin on or about April 1, 2009. The above paragraph in the final commercial prospectus will be completed to include the ending date of the initial offering period.
2.	Please explain to us why the initial NAV per unit will equal the dollar price per ounce of gold established by the gold pool members of the London Bullion Market Association. We note disclosure on the cover page and elsewhere in the document that suggests each series will invest in futures contracts for gold as well as futures and forward positions in other markets. Similarly, please tell us why the monthly NAV per unit will be stated in both ounces of gold and dollars. This practice would seem to suggest that the fund is investing only in futures positions in gold.

Ms. Karen J. Garnett
Ms. Kristina Aberg
February 12, 2008

     As described in detail in our response to Comment No. 4 in the Staff’s July 11, 2008 comment letter, the initial NAV per unit of a commodity pool is completely arbitrary but must equal some dollar amount which is uniform across all units (or class/series of units). A principal feature of the Registrant is that its long only “dollar for dollar” gold position is designed to de-link the net asset value of Registrant’s Series, which are denominated in dollars, from the value of the US dollar relative to gold (which is different from trading only in gold), as described in the Prospectus under “Summary — Investment Considerations” and “Investment Considerations.” Registrant’s gold “overlay” strategy (another way of describing the long only “dollar for dollar” gold position) is conceptually the same as a foreign currency overlay, which essentially converts a dollar denominated fund into a foreign currency denominated fund (from the perspective of an investor whose functional currency is the subject foreign currency) to hedge the exchange rate risk between the dollar and the subject foreign currency for the benefit of investors whose functional currency is the particular foreign currency subject of the overlay. However, as gold is not a functional currency, we have not described the overlay as an exchange rate hedge, which would be the common description if the overlay were in a functional currency (e.g., Euro). Rather, we have described that by maintaining a long gold position equal to the aggregate investment amount periodically adjusted for profits and losses resulting from the speculative trading program, Registrant becomes, essentially, denominated in terms of gold with respect to the investors (for the benefit of investors preferring a currency neutral investment). Setting the initial NAV of a Unit at the dollar price of an once of gold (i.e., at the basic unit of measurement for transactions in gold) is the equivalent of setting the initial NAV per Unit at $1 (or multiples thereof such as $100 or $1000), if the Units were to be denominated in dollars with respect to the investors. (And there is no economic difference to an investor investing $5000 if the initial Unit NAV is $1,000 and the investor receives 5 Units or if the initial Unit NAV is $880 and the investor receives 5.68 Units.)
     Stating the NAV in ounces of gold is the means by which investors will know how much gold (ounces priced in dollars) their investment is worth at each month end. Registrant intends to use the per ounce price of gold established by the gold pool members of the London Bullion Market Association as the reference because the price established at the “fixing” by the gold pool members (Bank of Nova Scotia—ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, NA and Société Générale), as the cash price for settling contracts between these members, is a recognized rate used as a benchmark for pricing gold products and derivatives worldwide.
     Beginning with the first paragraph on the cover page, the Prospectus affirmatively asserts, in no uncertain terms, that the principal speculative activity of Registrant will be trading a portfolio of futures and forward contracts on a wide variety of underlying commodities (including financial commodities). In light of the abundant and clear disclosure of Registrant’s

Ms. Karen J. Garnett
Ms. Kristina Aberg
February 12, 2008

intent to engage in speculative futures trading in numerous markets, we do not believe that any investor could reasonably be mislead into believing that because the Unit NAV is quoted both in dollars and in ounces of gold, that Registrant’s investment and trading activities are limited to transactions in gold itself anymore than quoting a Unit price in Euros would suggest that trading was limited to currency trading and, at that, limited to trading the Euro (e.g., against the dollar).
     Notwithstanding the foregoing, to clarify that the Fund is not a gold fund, we have added the following text to the first paragraph of the “Summary” (Prospectus page 1) and substantially similar text, as a new, third, paragraph under “Superfund Capital Management, Inc. — Trading Strategy” (Prospectus page 18): “You should note, however, that the Series are not “gold funds,” and Series performance will not necessarily track the price of gold. Likewise, the net asset value of the Series will not be determined solely by the price of gold.”
The Risks You Face, page 10
3.	We have reviewed your response to our prior comment 9. Please include additional disclosure, where appropriate, indicating that you can effect your trading strategy at an account size of $1,000,000. Also clarify in the prospectus if it is your intent to begin trading when you have received the $1,000,000 capital contribution from your general partner.
     We have added the following to the statement about the General Partner’s capital contribution set forth in the Summary under “The General Partner” (new language in bold): “The General Partner will contribute a minimum of $1,000,000 to the capital of each Series prior to the commencement of trading. This amount is in addition to the total amount of Units offered by this Prospectus and is the minimum amount at which the General Partner believes it can effectively implement its trading strategy on behalf of a Series.”
     We have revised the cover page as shown in our response to Comment No. 1 above and have made minor conforming changes in the Summary and Plan of Distribution sections (deleting references to extensions of the initial offering period and inserting the initial offering period ending date). With these changes we believe it is clear that it is Registrant’s intent to commence operations on a date certain with capital raised during the initial offering period (including the General Partner’s general partner capital contribution).
Trading Strategy, page 18
4.	Please revise to disclose the reasons for maintaining a dollar-for-dollar gold position, considering that gold contracts will constitute only a small portion of the total portfolio

Ms. Karen J. Garnett
Ms. Kristina Aberg
February 12, 2008

for each series. In this regard, please tell us why you believe that it is appropriate to name the fund Superfund Gold, LP when an investor’s interest will be tied only marginally to the price of gold.
     We have added descriptive language from the Prospectus section titled “Investment Considerations” to the “Trading Strategy” discussion under “Superfund Capital Management, Inc.” so that the first paragraph of the “Trading Strategy” discussion will read as follows: (new language in bold):
     “Each Series is designed to maintain a long position in gold futures contracts with a notional, or face, value approximately equal to the net asset value of the Series, that is the “dollar for dollar” gold position. The “dollar for dollar” gold position of each Series is intended to de-link the Series’ net asset value, which is denominated in U.S. dollars, from the value of the U.S. dollar relative to gold, essentially denominating the Series’ net asset value in terms of gold. However, if the U.S. dollar value of gold declines resulting in dollar losses for the Series, there can be no assurance that there will be a corresponding increase in the value or purchasing power of the U.S. dollar for goods (other than gold) or services priced in dollars. To obtain its dollar for dollar gold position, the Series will enter into futures contracts to purchase gold, the notional, or face, value of which is approximately equal to the amount of capital invested in each Series at the end of the initial offering period for the Fund. . . .
     With respect to Registrant’s name, the name “Superfund Gold, L.P.” could just as well be generic as imply that only gold will be traded by Registrant. (For example, an affiliate of the General Partner manages an investment vehicle, organized outside the United States and currently available only to non-US persons, called “Superfund White SPC”.) However, Registrant will, in fact, maintain a long position in gold with a notional value approximately equal to the Registrant’s total net asset value, so that, if Registrant’s net asset value were $1,000,000, in addition to speculative trading in over 100 futures and forward markets (see Summery at page 1), Registrant would hold long futures contracts with a face value of $1,000,000, or, in other words, would hold the economic equivalent of $1,000,000 worth of gold. We believe that fact alone is sufficient to justify the Registrant’s non-generic use of the term “gold” in its name and is sufficient exposure to gold to overcome the suggestion that an investor’s interest will be tied only marginally to the price of gold. Moreover, beginning with the first paragraph on the cover page of the Prospectus and in the first paragraph of the summary and throughout the portions of the Prospectus describing the Registrant’s objectives and strategies, it is abundantly clear that Registrant will both maintain a significant long position in gold and trade speculatively a diversified portfolio of futures and forward contracts. We do not believe that anyone reading any descriptive portion of the Prospectus could reasonably believe

Ms. Karen J. Garnett
Ms. Kristina Aberg
February 12, 2008

that Registrant intended to trade only in gold nor do we believe that the name “Superfund Gold, L.P” is inappropriate or misleading given the substantial role gold plays in Registrant’s overall objectives, as stated above. We would, however, have a different view if Registrant’s name used the word “fund” following the word “gold” for in that case we believe it would be reasonable to assume that the name itself implied that Registrant intended to be a “gold fund.” Nevertheless, we have added text, described above in our response to Comment No. 1, clarifying that the Fund is not a “gold fund.”
Financial Statements
5.	As the fund has been in existence for less than one year, please provide an audited balance sheet as of a date within 135 days of the date of your amended filing. Reference is made to Rule 3-01(a) of Regulation S-X.
     It is our understanding that Rule 3-01(a) of Regulation S-X requires the audited balance sheet to be as of a date within 135 days of the date of filing the registration statement. (We note that Registrant’s audited balance sheet included in Registrant’s Registration Statement is as of June 2, 2008 and that Registrant’s Registration Statement was filed on June 12, 2008.) It is also our understanding that “the date of filing the registration statement,” within the context of Rule 3-01(a), is generally interpreted to mean the date of filing the initial registration statement and that subsequent updates to comply with the 135 day rule may be made on an unaudited basis (as Registrant has done). We call the Staff’s attention to the Division’s Accounting Disclosure Rules and Practices Training Manual (2000 Edition) at page 1-9 (see item (d) “Newly formed registrant”) and the more recent Financial Reporting Manual at page 22 (see item (d) “Newly Formed Registrant which does not have Predecessor Operations”) and, in light thereof, respectfully request the Staff to reconsider this comment.
Exhibit 8.01
6.	Please tell us why you believe it is appropriate for counsel to base its opinion on management’s belief that all of the income generated by each Series will be “qualifying income.” The tax treatment of each Series’ income appears to be a legal conclusion that is essential to counsel’s opinion on the partnership status of each Series. We recognize that counsel must make assumptions about the expected income, but it appears that counsel’s opinion should not, in effect, assume the tax treatment of that income. Please provide a revised opinion and similarly revise the disclosure in the prospectus.
     We have revised the prospectus disclosure as follows:

Ms. Karen J. Garnett
Ms. Kristina Aberg
February 12, 2008

Each Series’ Partnership Tax Status
     [The following is new language]
     Superfund Capital Management has not elected, and does not intend to elect, to classify the Fund or either Series as an association taxable as a corporation. Based on the foregoing, in the opinion of Sidley Austin LLP, each Series will be classified as a partnership for federal income tax purposes. Superfund Capital Management has provided Sidley Austin LLP a list of contracts indicative of the type of contracts that it intends to trade on behalf of the Series. On the basis thereof, in the opinion of Sidley Austin LLP, neither Series will be treated as a publicly traded partnership taxable as a corporation.
          We have revised our opinion as indicated in the Prospectus disclosure. The revised opinion has been filed as an exhibit to Registrant’s Registration Statement.

Very truly yours, Daniel F. Spies

Enclosures
cc:	James B. Biery